Exhibit 99.1

Tufin Announces Second Quarter 2019 Results
Second quarter revenue of $25.1 million increases 36% year-over-year
GAAP operating loss of $7.7 million and non-GAAP operating loss of $5.1 million
The Company raised net proceeds of $112.5 million in its initial public offering completed in April, 2019

Boston, MA and Tel Aviv, Israel – September 3, 2019 - Tufin (NYSE: TUFN), a company pioneering a policy-centric approach to security and IT operations, today announced financial results for the second quarter ended June 30, 2019.

“We had a strong second quarter, and I’m very pleased with our results. We continue to see strong demand across all verticals and geographies”, said Ruvi Kitov, Co-founder and CEO. “We landed notable new logos, while at the same time expanding within our existing customer base. The need for network security policy automation is becoming more and more pressing as network complexity increases and digital transformation accelerates.”

Financial Highlights for the Second Quarter Ended June 30, 2019

Revenue:
• Total revenue was $25.1 million, up 36% compared with the second quarter of 2018.
• Product revenue was $10.9 million, up 31% compared with the second quarter of 2018.
• Maintenance and professional services revenue was $14.2 million, up 39% compared with the second quarter of 2018.

Gross Profit:
• GAAP gross profit was $20.2 million, or 80% of total revenue, compared to $15.7 million in the second quarter of 2018, or 85% of total revenue.
• Non-GAAP gross profit was $20.5 million, or 82% of total revenue, compared to $15.8 million in the second quarter of 2018, or 86% of total revenue.

Operating Loss:
• GAAP operating loss was $7.7 million, compared to $2.4 million in the second quarter of 2018.
• Non-GAAP operating loss was $5.1 million, compared to $1.6 million in the second quarter of 2018.

Net Loss:
• GAAP net loss was $8.2 million, or a loss of $0.26 per share, compared to a GAAP net loss of $3.1 million, or a loss of $0.38 per share, in the second quarter of 2018.
• Non-GAAP net loss was $5.6 million, or a loss of $0.18 per share, compared to a loss of $2.2 million, or a loss of $0.28 per share, in the second quarter of 2018.

Balance Sheet and Cash Flow:
•          Cash flow generated from operating activities during the six months ended June 30, 2019 was $1.5 million, compared to cash flow generated from operating activities of $5.7 million during the six months ended June 30, 2018.

•          Total cash, cash equivalents and restricted cash as of June 30, 2019 were $130.7 million, compared to $17.6 million as of December 31, 2018. The Company raised net proceeds of $112.5 million in its initial public offering completed in April, 2019.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating income and net income for the three and six months ended June 30, 2019 and 2018. An explanation of these measures is also included under the heading “Non-GAAP Financial Measures.”

Recent Business Highlights
•          We recently announced the general availability of Tufin Orchestration Suite R19-2, with extended capabilities, enhanced visibility and policy control. This will enable us to support a wider range of network devices, as customer networks become more and more complex.

•          We announced the appointment of Larry Alston as General Manager of Cloud. Alston previously held senior and executive management roles at Teradata, Altisource, FuseSource,
           IONA, and Excelon. As Tufin champions the adoption of security policy management in the cloud, Alston will be responsible for all aspects of Tufin’s cloud-native business.

•          We successfully hosted Tufinnovate Americas, our annual user event for the Americas, in Boston in July. The event was co-sponsored by some of our large partners, including
           Cisco, VMware and Fortinet.  Our European user event, Tufinnovate EMEA, will be held in Lisbon on September 10 – 12.

Third Quarter and Full Year 2019 Outlook

Based on information available as of September 3, 2019, Tufin is issuing guidance as indicated below:

Third Quarter 2019:
• Total revenue between $24 million and $26 million.
• Non-GAAP operating loss between $4.8 million and $6.3 million

Full Year 2019:
• Total revenue between $106 million and $111 million
• Non-GAAP operating loss between $10.7 million and $12.7 million

Conference Call Information

To participate in Tufin’s second quarter earnings conference call, please dial (866) 211-3126 in the U.S. or (647) 689-6579 for international participants and enter Conference ID# 9586608. The call will also be webcast live on Tufin’s Investor Relations website at investors.tufin.com. Following the conference call, a replay will be available at (800) 585-8367 (domestic) or (416) 621-4642 (international). The replay passcode is 9586608. An archived webcast of this conference call will be available on the investor relations section of the company website.

About Tufin

Tufin (NYSE: TUFN) simplifies management of some of the largest, most complex networks in the world, consisting of thousands of firewall and network devices and emerging hybrid cloud infrastructures. Enterprises select the company’s Tufin Orchestration Suite™ to increase agility in the face of ever-changing business demands while maintaining a robust security posture. The Suite reduces the attack surface and meets the need for greater visibility into secure and reliable application connectivity. With over 2,000 customers since its inception, Tufin’s network security automation enables enterprises to implement changes in minutes instead of days, while improving their security posture and business agility.

Non-GAAP Financial Measures

Because of varying available valuation methodologies, subjective assumptions that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense allows for more meaningful comparisons between our operating results from period to period. These non-GAAP financial measures are an important tool for financial and operational decision-making and for evaluating our operating results over different periods:

• We define non-GAAP gross profit as gross profit excluding share-based compensation expense.
• We define non-GAAP operating profit (loss) as operating profit excluding share-based compensation expense.
• We define non-GAAP net income as net income excluding share-based compensation expense.

Other companies, including companies in our industry, may calculate non-GAAP gross profit, non-GAAP operating profit (loss) and non-GAAP net income differently or not at all, which reduces the usefulness these non-GAAP financial measures for comparison. You should consider these non-GAAP financial measures along with other financial performance measures, including gross profit, operating profit and net income, and our financial results presented in accordance with U.S. GAAP. Tufin urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of Tufin’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the rapidly evolving enterprise network landscape; failure to effectively manage growth; potential near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from a wide variety of competitive vendors; the Company’s ability to successfully integrate potential future acquisitions; and other factors discussed under the heading “Risk Factors” in the final prospectus for the Company’s initial public offering filed with the Securities and Exchange Commission on April 11, 2019. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, U.S. dollars in thousands)

	December 31,	June 30,
	2018	2019
Assets
CURRENT ASSETS:
Cash and cash equivalents	15,248	127,491
Restricted bank deposits	561	552
Accounts receivable (net of allowance for doubtful accounts of $97 and $128 at December 31, 2018 and June 30, 2019, respectively)	14,716	13,125
Prepaid expenses and other current assets	5,440	5,343
Total current assets	35,965	146,511
NON CURRENT ASSETS:
Long-term restricted bank deposits	1,789	2,696
Property and equipment, net	2,563	3,838
Deferred costs	5,025	4,713
Deferred tax assets	689	1,364
Deferred offering costs	730	-
Operating lease assets	-	19,186
Other non-current assets	372	1,240
Total non-current assets	11,168	33,037
Total assets	47,133	179,548

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
 (Unaudited, U.S. dollars in thousands)

	December 31,	June 30,
	2018	2019
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term loan	222	-
Trade payables	3,096	4,930
Employee and payroll accrued expenses	9,976	9,455
Other accounts payables	4,890	1,680
Operating lease liabilities – current	-	1,661
Deferred revenues	18,172	24,340
Total current liabilities	36,356	42,066
NON-CURRENT LIABILITIES:
Long-term deferred revenues	13,292	15,631
Non-current operating lease liabilities	-	20,084
Other non-current liabilities	732	800
Total non-current liabilities	14,024	36,515
Total liabilities	50,380	78,581
COMMITMENTS AND CONTINGENCIES
REDEEMABLE CONVERTIBLE PREFERRED SHARES:
Series A preferred shares of NIS 0.015 par value: 10,000,000 preferred shares authorized at December 31, 2018 and zero at June 30, 2019; 7,592,803 preferred shares issued and outstanding at December 31, 2018 and zero at June 30, 2019;	5,073	-
Series B preferred shares of NIS 0.015 par value: 3,333,333 preferred shares authorized at December 31, 2018 and zero at June 30, 2019; 2,668,333 preferred shares issued and outstanding at December 31, 2018 and zero at June 30, 2019;	4,310	-
Series C preferred shares of NIS 0.015 par value: 4,666,667 preferred shares authorized at December 31, 2018 and zero at June 30, 2019; 4,621,592 preferred shares issued and outstanding at December 31, 2018 and zero at June 30, 2019;	12,416	-
Series D preferred shares of NIS 0.015 par value: 1,534,021 preferred shares authorized at December 31, 2018 and zero at June 30, 2019; 1,534,021 preferred shares issued and outstanding at December 31, 2018 and zero at June 30, 2019	4,900	-
TOTAL REDEEMABLE CONVERTIBLE PREFERRED SHARES	26,699	-

SHAREHOLDERS’ DEFICIT:
Ordinary shares of NIS 0.015 par value; 52,666,712 and 150,000,000 shares authorized at December 31, 2018 and June 30, 2019, respectively; 8,265,988 and 34,039,741 shares issued and outstanding at December 31, 2018 and June 30, 2019;	30	140
Additional paid-in capital	10,337	153,802
Accumulated deficit	(40,313)	(52,975)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	(29,946)	100,967
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY	47,133	179,548

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (Unaudited, U.S. dollars in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2018	2019	2018	2019
Revenues:
Product	8,308	10,897	16,730	21,520
Maintenance and professional services	10,214	14,204	19,692	26,035
Total revenues	18,522	25,101	36,422	47,555
Cost of revenues:
Product	344	1,001	1,001	1,530
Maintenance and professional services	2,526	3,902	5,101	7,411
Total cost of revenues	2,870	4,903	6,102	8,941
Gross profit	15,652	20,198	30,320	38,614
Operating expenses:
Research and development	5,004	7,464	9,674	13,967
Sales and marketing	11,896	17,152	21,043	30,752
General and administrative	1,201	3,289	2,298	5,877
Total operating expenses	18,101	27,905	33,015	50,596
Operating loss	(2,449)	(7,707)	(2,695)	(11,982)
Financial expense, net	(244)	(277)	(356)	(237)
Loss before taxes on income	(2,693)	(7,984)	(3,051)	(12,219)
Taxes on income	(366)	(230)	(734)	(443)
Net loss	(3,059)	(8,214)	(3,785)	(12,662)
Basic and diluted net loss per ordinary share	(0.38)	(0.26)	(0.47)	(0.64)
Weighted average number of shares used in computing net loss per ordinary share, basic and diluted	8,039	31,164	8,019	19,723

Share-based Compensation Expense:
	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2018	2019	2018	2019
Cost of revenues	194	311	305	546
Research and development	225	477	316	615
Sales and marketing	350	1,511	517	2,000
General and administrative	50	344	103	574
Total share-based compensation expense	819	2,643	1,241	3,735

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Unaudited, U.S. dollars in thousands)

	Six Months Ended
	June 30,
	2018	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(3,785)	(12,662)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	272	587
Bad debt expense	-	31
Compensation related to options granted to employees	1,241	3,735
Other	259	(255)
Change in operating assets and liability items:
Accounts receivable	(3,905)	1,560
Prepaid expenses and other current assets	(550)	468
Deferred costs	(148)	424
Deferred taxes and other non-current assets	(31)	(1,522)
Trade payables	413	1,556
Employee and payroll accrued expenses	(2,294)	(521)
Other accounts payable and non-current liabilities	(628)	(2,233)
Operating lease	-	1,860
Deferred revenues	14,867	8,507
Net cash provided by operating activities	5,711	1,535
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(629)	(1,584)
Other investing activities	7	(21)
Net cash used in investing activities	(622)	(1,605)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering, net of underwriters' discounts	-	115,292
Payments of offering costs related to initial public offering	-	(2,322)
Proceeds from exercise of stock options	119	201
Payment of long-term loan	(333)	(222)
Net cash provided by (used in) financing activities	(214)	112,949
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(275)	262

INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	4,602	113,141

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	15,620	17,598
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	20,222	130,739

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Property and equipment purchased but not yet paid	120	278
Unpaid offering costs	-	382

TUFIN SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES
 (Unaudited, U.S. dollars in thousands)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2018	2019	2018	2019
Gross profit	15,652	20,198	30,320	38,614
Plus:
Share-based compensation	194	311	305	546
Non-GAAP gross profit	15,846	20,509	30,625	39,160

Reconciliation of Operating loss to Non-GAAP Operating loss:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2018	2019	2018	2019
Operating loss	(2,449)	(7,707)	(2,695)	(11,982)
Plus:
Share-based compensation	819	2,643	1,241	3,735
Non-GAAP Operating loss	(1,630)	(5,064)	(1,454)	(8,247)

Reconciliation of Net loss to Non-GAAP Net loss:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2018	2019	2018	2019
Net loss	(3,059)	(8,214)	(3,785)	(12,662)
Plus:
Share-based compensation	819	2,643	1,241	3,735
Non-GAAP Net loss	(2,240)	(5,571)	(2,544)	(8,927)

Non-GAAP net income per share Basic and diluted	(0.28)	(0.18)	(0.32)	(0.45)

Weighted average number of shares	8,039	31,164	8,019	19,723